ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 20, 2015

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) FFI U.S. Large Cap Fossil Free ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
69	10/23/2015	485BXT	0000894189-15-005364
65	9/25/2015	485BXT	0000894189-15-004932
62	8/27/2015	485BXT	0000894189-15-004478
60	7/29/2015	485BXT	0000894189-15-003580
56	6/30/2015	485BXT	0000894189-15-003150
50	4/17/2015	485APOS	0000894189-15-001870

If you have any questions or require further information, please contact Michael Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary